Steven M. Hacker MD

Double board certified Mohs surgeon. Inventor of Lumohs devices/ Founder Nano Surgical (Lumohs.com) | 30+ Patents. Top 100 Entry- Create the Future Design -Smart Scalpel 2022. Entrepreneur w/ prior exits-B2C, SAAS, RE.

Delray Beach, Florida, United States

Contact

www.linkedin.com/in/steven-m-hacker-md-5537bb4 (LinkedIn)
www.HackerDermatology.com (Company)

Top Skills

Internal Medicine

Mohs Surgery

Information Technology

Languages

English

Publications

Medical Entrepreneur App

The Medical Entrepreneur Pearls, Pitfalls & Practical Business Advice for Doctors

The Caduceus and the Swastika

Summary

As a double board certified Mohs micrographic surgeon with 30 years Mohs experience, Dr. Steven Hacker, is the Founder and Managing Member of Nano Surgical, LLC . The flagship product is Lumohs precision based illuminating handle and other devices that make surgery safer for patients and physicians for over a decade. Dr. Hacker's company, Nano Surgical, LLC is a pioneer in the field of illumination, medical devices and smart scalpel handles that can detect and prevent surgical errors. Dr. Hacker, previously founded companies, Skinstore.com and PassportMD, and has been awarded multiple patents, has over 30 peer reviewed publications, and was recently recognized as a Top 100 Entry Award for the Create the Future 2022 Design Contest.

Accepted to Medical School at age of 19 through honors program as 1 of 12 students nationally, Dr. Hacker remains a practicing double board certified Mohs Micrographic Surgeon and dermatologist and entrepreneur with over 30 years of experience in running a multi-specialty group practice, Hacker Dermatology, in Florida and Colorado. Dr. Hacker is the author of the best-selling book, The Medical Entrepreneur, that provides practical business advice for doctors, and founded several other ventures in the healthcare, aviation, and skincare sectors.

Experience

Nano Surgical, INC

Founder & Managing Member

October 2021 - Present (4 years 6 months)

Delaware, United States

Nano Surgical, Inc. — Founder & CEO

Nano Surgical is a medical device company focused on advancing safety, precision, and ergonomics in minor surgical and procedural settings through illuminated, touch-reduced instrument platforms. The company's flagship Lumohs™ system integrates lighting directly into the handle of disposable and reusable blade configurations, designed to improve visualization while reducing manual blade handling and sharps-related risk.

Nano Surgical operates at the intersection of clinical workflow optimization, human-factors engineering, and regulatory-driven device design. Current efforts include second-generation product development, scaled manufacturing, and expansion across dermatology, aesthetics, outpatient surgery, wound care, and procedural specialties. The company maintains an active regulatory and quality framework aligned with international medical device standards and pursues a vertically integrated model spanning R&D, supply chain, and commercialization.

Mission: to modernize everyday procedural tools with thoughtful engineering that improves safety, efficiency, and user experience without increasing complexity at the point of care.

Hacker Dermatology
President
June 1994 - Present (31 years 10 months)
Delray Beach, Florida, United States

The Medical Entrepreneur
Author
December 2010 - January 2024 (13 years 2 months)
KIRKUS REVIEW: This book is written for medical students, medical residents, and physicians in private practice, academia and research. The book is an excellent review of everything a doctor needs to know about the business of medicine from the moment he or she graduates medical school.

The book is written in two parts.

The first part is for physicians wanting to learn about joining or starting their own medical practice.

The second part is for physician entrepreneurs.

PassportMD
Founder & CEO
December 2004 - November 2009 (5 years)

Started award winning Personal Health Record company- PassportMD in 2004. Sold company to Mediconnect (Acquired by Verisk Analytics)

SkinStore.com
Founder, Skinstore.com
1995 - 1999 (4 years)

Created Skinstore.com in my house in 1995. Skinstore was one of the first online skincare companies and through subsequent mergers and acquistions, grew to become one of the largest online skin care companies in the world. Sold Founders stock to Walgreens.

Education

University of Florida College of Medicine
Chief Resident & Dermatology Residency, Dermatology Residency Program · (June 1991 - June 1994)

University of Michigan Medical School
Intern & Resident - 1989-1991, Internal Medicine Residency Program · (June 1989 - June 1991)

University of Florida College of Medicine
MD, Medicine · (1985 - 1989)

University of Florida
Selected as 1 of 12 National applicants to enter Med school early - Honors program- , Interdisciplinary Basic Biologic Medicine · (June 1982 - June 1985)